Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 12, 2020, with respect to the consolidated financial statements of Manulife Financial Corporation (the “Company”), and the effectiveness of internal control over financial reporting of the Company, included in the 2019 Annual Report (Form 40-F) for the year ended December 31, 2019.

We also consent to the incorporation by reference and to the use of these reports dated February 12, 2020 in the following Registration Statements:

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Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;

•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-157326) of Manulife Financial Corporation pertaining to the Stock Plan for Non-Employee Directors, Executive Stock Option Plan and Global Share Ownership Plan;

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Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan;

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Registration Statement (Form S-8 No. 333-129430) of Manulife Financial Corporation pertaining to the Deferred Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan of the John Hancock Financial Network;

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Registration Statement (Form S-8 No. 333-211366) of Manulife Financial Corporation pertaining to the Deferred Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan for the John Hancock Financial Network;

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Registration Statement (Form F-10 No. 333-235315) of Manulife Financial Corporation pertaining to Manulife Financial Corporation’s shelf prospectus offering Debt Securities, Preferred Shares, Common Shares, Subscription Receipts, Warrants, Share Purchase Contracts and Units;

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Registration Statement (Form F-3 Nos. 333-221821-01 and 333-221821) of Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) pertaining to deferred annuity contracts with market value adjustment interests and Manulife Financial Corporation’s subordinated guarantee relating thereto; and

•	Registration Statement (Form F-3 No. 333-159176) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Dividend Reinvestment and Share Purchase Plan for U.S. Shareholders.

/s/ “Ernst & Young LLP”

Toronto, Canada	Chartered Professional Accountants
February 12, 2020	Licensed Public Accountants